FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Start of Enrolment
in U.S. Phase 2 Melanoma Cancer Clinical Trial

CALGARY, AB, --- September 24, 2009 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that the Cancer Therapy & Research Center at the University of Texas Health Science Center (CTRC) has started patient enrolment in a U.S. Phase 2 clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with metastatic melanoma.  The Principal Investigator is Dr. Devalingam Mahalingam, M.D., Ph.D., MRCP(UK), MRCP(I), clinical investigator in GI/thoracic oncology and drug development at the CTRC.

“We have seen some very encouraging results in our clinical trials using REOLYSIN in combination with other therapies in metastatic melanoma patients,” said Dr. Brad Thompson, President and CEO of Oncolytics.  “For example, of nine evaluable melanoma patients treated intravenously in our combination REOLYSIN and chemotherapy trials, five had stable disease or better (two partial responses and three stable disease).

“In our local administration REOLYSIN and radiation studies, all of the evaluable melanoma patients (10) had stable disease or better in the target lesion, (three partial responses, one significant minor response and six stable disease).  These results, combined with preclinical work demonstrating that in vivo combination treatment resulted in markedly reduced tumour growth compared to single agent treatments, provided the rationale for our collaborators to explore a Phase 2 combination study for patients with metastatic melanoma.”

“Today, few effective treatment options exist for patients with advanced malignant melanoma,” said Dr. Mahalingam.  “We welcome this collaboration with Oncolytics, and are excited to have started patient enrolment for this Phase II investigator-initiated study at the CTRC.  We are hopeful this novel agent will continue to show promising results.”

The trial (REO 020) is a single arm, open-label, Phase 2 study of REOLYSIN given intravenously with paclitaxel and carboplatin every three weeks.  It is anticipated that up to 43 patients will be treated in the study.

Eligible patients include those with metastatic, malignant melanoma who have failed one or more prior therapies, or those who are not considered to be a candidate for standard, first-line treatment.

The primary objective of the Phase 2 trial is to measure the objective response rate (partial response (PR) and complete response (CR)) to the treatment combination.  The secondary objectives are to assess progression-free survival (PFS) and overall survival (OS) for the treatment regimen in the study population, to assess disease control rate (CR + PR + stable disease (SD)) and duration in the study population, and to assess the safety and tolerability of the combination treatment.

This trial is part of a broad preclinical and clinical collaboration with the CTRC that will involve up to five, open-label, Phase 2 studies exploring the use of REOLYSIN in combination with chemotherapy for various cancer indications.

About Melanoma
Cancer of the skin is the most common of cancers, probably accounting for at least half of all cancers. Melanoma accounts for less than 5% of skin cancer cases but causes a large majority of skin cancer deaths. The American Cancer Society estimates that about 68,720 new melanomas will be diagnosed in the United States during 2009, and 8,650 people will die from the condition. Unlike many other common cancers, melanoma widely occurs in younger as well as older people. Occurrence rates continue to increase with age and are highest among those in their 80s, but melanoma is not uncommon in those younger than 30, and in fact is one of the more common cancers in adolescents and young adults.   For more information about melanoma, please go to www.cancer.org.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase 1/2 and Phase 2 human trials using REOLYSIN, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics, please visit www.oncolyticsbiotech.com

The Cancer Therapy & Research Center (CTRC) at The University of Texas Health Science Center at San Antonio is one of the nation’s leading academic research and treatment centers, serving more than 4.4 million people in the high-growth corridor of Central and South Texas including Austin, San Antonio, Laredo and the Rio Grande Valley. CTRC is one of a few elite cancer centers in the country to be named a National Cancer Institute (NCI) Designated Cancer Center, and is one of only three in Texas.  A world leader in developing new drugs to treat cancer, The CTRC Institute for Drug Development (IDD) is internationally recognized for conducting the largest oncology Phase I clinical drug trials program in the world, and participates in the clinical and/or preclinical development of many of the cancer drugs approved by the U.S. Food & Drug Administration.  For more information, visit our Web site at www.ctrc.net.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.S. Phase 2 combination REOLYSIN/paclitaxel and carboplatin clinical trial for patients with metastatic melanoma, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, Alberta, T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com